UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

New York City REIT, Inc.
(Name of Issuer)

Class A common stock, $0.01 par value per share
(Title of Class of Securities)

649439205
(CUSIP Number)

Michael R. Anderson General Counsel Bellevue Capital Partners, LLC 222 Bellevue Avenue Newport, RI 02840 212-415-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649439205	SCHEDULE 13D	Page 2 of 21

1	NAME OF REPORTING PERSON Bellevue Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 626,463
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 626,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 3 of 21

1	NAME OF REPORTING PERSON AR Global Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,372
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,372
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 4 of 21

1	NAME OF REPORTING PERSON American Realty Capital III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,372
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,372
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 5 of 21

1	NAME OF REPORTING PERSON New York City Special Limited Partnership, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,372
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,372
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 6 of 21

1	NAME OF REPORTING PERSON New York City Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,372
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,372
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,372
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649439205	SCHEDULE 13D	Page 7 of 21

1	NAME OF REPORTING PERSON Nicholas S. Schorsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 746,367
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 746,367
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649439205	SCHEDULE 13D	Page 8 of 21

1	NAME OF REPORTING PERSON Edward M. Weil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,210
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,210
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649439205	SCHEDULE 13D	Page 9 of 21

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of New York City REIT, Inc., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 650 Fifth Avenue, 30th Floor, New York, New York, 10019.

Item 2. Identity and Background.

(a) This statement is filed by (i) Bellevue Capital Partners, LLC, a Delaware limited liability company (“Bellevue Capital Partners”), (ii) AR Global Investments, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Bellevue Capital Partners (“AR Global”), (iii) American Realty Capital III, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of AR Global (“ARC III”), (iv) New York City Special Limited Partnership, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of ARC III (“New York City Special Limited Partnership”), (v) New York City Advisors, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of New York City Special Limited Partnership (“New York City Advisors”), (vi) Mr. Nicholas S. Schorsch, the sole managing member of Bellevue Capital Partners and (vii) Edward M. Weil, Jr., the Chief Executive Officer of AR Global and Chief Executive Officer of New York City Advisors. Bellevue Capital Partners is the sole member of AR Global. AR Global is the sole member of ARC III. ARC III is the sole member of New York City Special Partnership. New York City Special Partnership is the sole member of New York City Advisors.

The name of each executive officer of Bellevue Capital Partners, AR Global and New York City Advisors is set forth in Schedules I, II and III respectively hereto and each is incorporated herein by reference. Bellevue Capital Partners, AR Global, ARC III, New York City Special Limited Partnership, New York City Advisors, Mr. Schorsch and Mr. Weil are collectively referred to as the “Reporting Persons.”

(b) The address of Bellevue Capital Partners, AR Global, ARC III, New York City Special Limited Partnership, New York City Advisors and each executive officer of each of Bellevue Capital Partners, AR Global and New York City Advisors as set forth in Schedules I, II and III respectively hereto, as well as Mr. Schorsch and Mr. Weil is 222 Bellevue Avenue, Newport, RI 02840.

(c) The principal business of Bellevue Capital Partners is diversified investments and asset management and operations. The principal business of AR Global is asset management. The principal business of ARC III is as holding company for New York City Special Limited Partnership. The principal business of New York City Special Limited Partnership is as holding company for New York City Advisors. The principal business of New York City Advisors is as advisor to the Issuer. Mr. Schorsch’s principal occupation is Managing Member of Bellevue Capital Partners. Mr. Weil’s principal occupation is Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, Chief Executive Officer of AR Global and Chief Executive Officer of New York City Advisors. The principal occupation of each executive officer of Bellevue Capital Partners, AR Global and New York City Advisors is set forth in Schedules I, II and III respectively hereto, and each is incorporated herein by reference.

CUSIP No. 649439205	SCHEDULE 13D	Page 10 of 21

(d) During the last five years, (i) none of the Reporting Persons, (ii) to the best of Bellevue Capital Partners’ knowledge, none of the executive officers of Bellevue Capital Partners listed in Schedule I hereto, (iii) to the best of AR Global’s knowledge, none of the executive officers of AR Global listed in Schedule II hereto, and (iv) to the best of New York City Advisors’ knowledge, none of the executive officers of New York City Advisors listed in Schedule III hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Other than as set forth herein, during the past five years, (i) none of the Reporting Persons, (ii) to the knowledge of Bellevue Capital Partners, none of the executive officers of Bellevue Capital Partners listed in Schedule I hereto, (iii) to the knowledge of AR Global, none of the executive officers of AR Global listed in Schedule II hereto, and (iv) to the knowledge of New York City Advisors, none of the executive officers of New York City Advisors listed in Schedule III hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. In relation to certain disclosures in connection with the merger of American Realty Capital Properties, Inc. (“ARCP”) and American Realty Capital Trust III, Inc. nine (9) years ago and the merger of ARCP and American Realty Capital Trust IV, Inc. eight (8) years ago, Mr. Schorsch, without admitting or denying any of the allegations made against him, reached a settlement with the SEC. As part of the settlement, entered into in July 2019, the SEC did not make any findings of or allege any intentional misrepresentations or willful misconduct on the part of Mr. Schorsch. The settlement enjoined Mr. Schorsch from violating certain provisions of the federal securities laws and included other provisions.

(f) Each of Bellevue Capital Partners, AR Global, ARC III, New York City Special Limited Partnership and New York City Advisors is a limited liability company organized under the laws of the State of Delaware. Mr. Schorsch and Mr. Weil are citizens of the United States. The citizenship of each executive officer of Bellevue Capital Partners, AR Global and New York City Advisors is set forth in Schedules I, II and III respectively hereto, and each is incorporated herein by reference.

As described in Item 5, each of the Reporting Persons expressly disclaims that they constitute a “group” for the purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder.

Item 3. Source and Amount of Funds or Other Consideration.

Bellevue Capital Partners

On November 24, 2021, Bellevue Capital Partners entered into a stock purchase plan (the “Bellevue 10b5-1 Plan”) with Merrill, Lynch, Pierce, Fenner & Smith Incorporated to effect purchases of up to 1,000,000 shares of Class A Common Stock in compliance with

CUSIP No. 649439205	SCHEDULE 13D	Page 11 of 21

applicable laws, including, without limitation, Section 10(b) of the Exchange Act and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1. The number of shares and price per share of the Class A Common Stock that may be purchased pursuant to the Bellevue 10b5-1 Plan will be determined in accordance with the trading parameters adopted by Bellevue Capital Partners, and the Bellevue 10b5-1 Plan does not permit Bellevue Capital Partners to exercise subsequent influence over how, when or whether to effect any transaction under the Bellevue 10b5-1 Plan. There can be no assurance as to how many shares of Class A Common Stock, if any, will be purchased pursuant to the Bellevue 10b5-1 Plan or at what price any such shares of Class A Common Stock will be purchased. Generally, the Bellevue 10b5-1 Plan will expire on December 12, 2023, upon the completion of all purchases contemplated under the Bellevue 10b5-1 Plan, or upon the earlier termination by the parties subject to certain conditions. Purchases pursuant to the Bellevue 10b5-1 Plan have been and will be made with Bellevue Capital Partners’ working capital and cash on hand.

The following transactions were effected by Bellevue Capital Partners pursuant to the Bellevue 10b5-1 Plan from December 13, 2021 to February 10, 2022:

Trade Date	Buy/Sell	Number of Shares of Class A Common Stock	Weighted Average Price Per Share of Class A Common Stock(1)	Price Range(2)
December 13, 2021	Buy	12,500	$6.86	$6.85-$6.99
December 14, 2021	Buy	12,500	$6.81	$6.56-$7.01
December 15, 2021	Buy	12,500	$6.17	$6.07-$6.33
December 16, 2021	Buy	12,500	$6.56	$6.34-$6.69
December 17, 2021	Buy	12,500	$6.56	$6.34-6.70
December 20, 2021	Buy	12,500	$6.00	$5.79-$6.20
December 21, 2021	Buy	12,500	$6.24	$6.18-6.25
December 22, 2021	Buy	12,500	$6.44	$6.19-$6.44
December 23, 2021	Buy	12,500	$6.41	$6.30-$6.52
December 27, 2021	Buy	12,500	$6.30	$6.20-$6.38
December 28, 2021	Buy	12,500	$6.33	$6.21-$6.34
December 29, 2021	Buy	12,500	$6.45	$6.32-6.75
December 30, 2021	Buy	12,500	$6.79	$6.68-$7.00
December 31, 2021	Buy	12,500	$9.67	$9.13-$10.64
January 3, 2022	Buy	12,500	$10.85	$10.40-$11.57
January 4, 2022	Buy	12,500	$11.96	$10.86-$12.34
January 5, 2022	Buy	12,500	$11.17	$10.48-$12.20
January 6, 2022	Buy	12,500	$10.76	$10.39-$10.96
January 7, 2022	Buy	12,500	$10.88	$10.56-$11.40
January 10, 2022	Buy	12,500	$10.69	$10.36-$10.98
January 11, 2022	Buy	12,500	$11.16	$10.59-$11.45
January 12, 2022	Buy	12,500	$10.88	$10.73-$11.09

CUSIP No. 649439205	SCHEDULE 13D	Page 12 of 21

Trade Date	Buy/Sell	Number of Shares of Class A Common Stock	Weighted Average Price Per Share of Class A Common Stock(1)	Price Range(2)
January 13, 2022	Buy	12,500	$11.01	$10.57-$11.13
January 14, 2022	Buy	12,500	$11.06	$10.87-$11.40
January 18, 2022	Buy	12,500	$11.42	$10.80-$11.98
January 19, 2022	Buy	12,500	$11.82	$11.50-$12.44
January 20, 2022	Buy	12,500	$11.71	$11.18-$12.14
January 21, 2022	Buy	12,500	$11.50	$11.29-$11.77
January 24, 2022	Buy	12,500	$11.48	$11.24-$11.65
January 25, 2022	Buy	12,500	$11.53	$11.33-$11.75
January 26, 2022	Buy	12,500	$11.23	$10.93-$11.39
January 27, 2022	Buy	12,500	$11.05	$10.83-$11.28
January 28, 2022	Buy	12,500	$10.62	$10.23-$10.95
January 31, 2022	Buy	12,500	$11.19	$10.62-$11.44
February 1, 2022	Buy	12,500	$11.24	$10.69-$11.61
February 2, 2022	Buy	12,500	$11.16	$10.83-$11.41
February 3, 2022	Buy	12,500	$11.01	$10.86-$11.18
February 4, 2022	Buy	12,500	$10.64	$10.38-$11.01
February 7, 2022	Buy	12,500	$11.12	$10.83-$11.40
February 8, 2022	Buy	12,500	$11.67	$11.21-$12.09
February 9, 2022	Buy	12,500	$12.21	$11.66-$12.62
February 10, 2022	Buy	12,500	$11.45	$11.20-$11.63

(1)	These shares were purchased in multiple transactions at the price ranges set forth in the column labeled “Price Range”. Bellevue Capital Partners undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within such range.
(2)	Price ranges are inclusive. Rows marked “N/A” mean all shares were sold at the same price.

New York City Advisors

On February 4, 2022, the Issuer and its operating partnership, New York City Operating Partnership, L.P. (the “Operating Partnership”) entered into a side letter (the “Side Letter”) with New York City Advisors to that certain Second Amended and Restated Advisory Agreement, dated November 16, 2018 (as amended by the First Amendment thereto, dated August 18, 2020, the “Advisory Agreement” attached hereto as Exhibit 99.12). Pursuant to the Side Letter, and subject to the conditions below, New York City Advisors agreed, from the date of the Side Letter until August 4, 2022, immediately invest all fees received by New York City Advisors under Section 10(c)(i)-(ii) of the Advisory Agreement in shares of Class A Common Stock, in an amount aggregating no more than $3.0 million. The price of the shares of Class A Common Stock will be determined, at each issuance, in accordance with Section 10(c)(iii) of the Advisory Agreement but may not be less than the “Minimum Price” as defined in Section 312.04(h) of the New York Stock Exchange Listed Company Manual. New York City Advisors’ obligation to invest its fee in shares of Class A Common Stock under the Side Letter is in consideration of, and subject to the provisions of the Charter Ownership Limit Waiver Agreements (as defined in Item 4 below). In addition, the Issuer is not required to

CUSIP No. 649439205	SCHEDULE 13D	Page 13 of 21

issue any shares of Class A Common Stock under the Side Letter if doing so would require the Issuer to seek shareholder approval under Section 312 of the New York Stock Exchange Listed Company Manual. A copy of the Side Letter is attached hereto as Exhibit 99.11. Pursuant to the Side Letter, on February 4, 2022, New York City Advisors received from the Issuer 45,372 shares of Class A Common Stock in lieu of approximately $500,000 of fees payable to New York City Advisors pursuant to the Advisory Agreement.

In addition, prior to the listing of the shares of Class A Common Stock on August 18, 2020 (the “Listing Date”), the Issuer issued Class B units in the Operating Partnership (the “Class B Units”) to New York City Advisors in satisfaction of certain asset management subordinate participation interests owing from time to time by the Issuer to New York City Advisors, pursuant to the Advisory Agreement and the limited partnership of the Operating Partnership (the “Limited Partnership Agreement”) then in effect. Pursuant to the Limited Partnership Agreement, on the Listing Date, the Class B Units were converted into units of limited partnership in the Operating Partnership designated as “Class A Units”, of which 52,398 held by New York City Advisors were subsequently redeemed for an equal number of shares of Class A Common Stock. New York City Advisors previously distributed all such shares of Class A Common Stock to Bellevue Capital Partners.

Mr. Schorsch

Mr. Schorsch purchased 119,904 shares of Class A Common Stock pursuant to stock purchase plans entered into in December 17, 2020, April 8, 2021, May 27, 2021 and June 15, 2021 (the “Schorsch 10b5-1 Plans”). These purchases were made with Mr. Schorsch’s personal funds. None of the Schorsch 10b5-1 Plans is in effect. The last purchase pursuant to the Schorsch 10b5-1 Plans was completed in August 2021.

Mr. Weil

Mr. Weil purchased 3,250 shares of Class A Common Stock in the open market during 2020 using his personal funds. On December 18, 2020, Mr. Weil entered into a stock purchase plan (the “Weil 10b5-1 Plan”) pursuant to which Mr. Weil purchased 8,960 shares of Class A Common Stock. These purchases were made with Mr. Weil’s personal funds. Mr. Weil ceased making purchases under the Weil 10b5-1 Plan in March 2021 and the Weil 10b5-1 Plan is no longer in effect. Mr. Weil beneficially owns 12,210 shares of Class A Common Stock, which were issued by the Issuer pursuant to the 2020 Advisor Omnibus Incentive Compensation Plan of the Issuer in connection with fees earned by New York City Advisors.

No part of the purchase price of the above transactions was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

CUSIP No. 649439205	SCHEDULE 13D	Page 14 of 21

Item 4. Purpose of Transaction.

The information set out in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Charter Ownership Limit Waiver Agreement

On February 4, 2022, concurrently with the execution of the Side Letter, the Issuer’s board of directors granted (i) a waiver from the limitations on the beneficial ownership of the shares of Class A Common Stock contained in Section 5.7 of the Issuer’s Articles of Amendment and Restatement dated July 17, 2018, as amended (the “Charter”), to permit each of Bellevue, AR Global, ARC III, New York City Special Limited Partnership, New York City Advisor, Mr. Weil and their respective affiliates and certain other entities and individuals who would be treated as Beneficially Owning or Constructively Owning (each as defined in the Charter) shares of Class A Common Stock held by either or both of Bellevue and New York City Advisors, including Mr. Weil, to Beneficially Own or Constructively Own Shares in an amount up to 20% of the outstanding shares of Class A Common Stock (subject to certain constraints for each such entity and individual on the total actual ownership of shares of Class A Common Stock by such entities and individuals that equals 20% of the outstanding shares of Class A Common Stock in the aggregate), to the extent and on the terms set forth in each ownership limit waiver agreement (collectively, the “Charter Ownership Limit Waiver Agreements”); and (ii) a waiver from the provisions contained in Section 1.1 of the Issuer’s Amended and Restated Rights Agreement, dated August 17, 2020 (as amended by Amendment No. 1 dated August 12, 2021, the “Rights Plan”) to permit each party to the Charter Ownership Limit Waiver Agreements to Beneficially Own (as defined in the Rights Plan) shares of Class A Common Stock to the maximum extent allowed by the Charter Ownership Limit Waiver Agreements without being deemed an “Acquiring Person” under Section 1.1 of the Rights Plan, subject to the terms set forth in the rights plan waiver agreement (the “Rights Plan Waiver Agreement,” and together with the Charter Ownership Limit Waiver Agreements, the “Waiver Agreements”).

The terms and conditions of the Charter Ownership Limit Waiver Agreements entered into with each of these entities or individuals are the same except for the actual number of shares of Class A Common Stock the entities or individuals, including the Reporting Persons, may own or acquire. Bellevue Capital Partners may only itself purchase and actually own up to 17.5% of the outstanding shares of Class A Common Stock, and New York City Advisors may only itself purchase and actually own up to 2.5% of the outstanding shares of Class A Common Stock.

Pursuant to the Ownership Limit Waiver Agreements, in no event may the number of shares of Class A Common Stock Beneficially Owned or Constructively Owned by these entities and individuals exceed 20% of the outstanding shares of Class A Common Stock. Additionally, pursuant to the Charter Ownership Limit Waiver Agreements, none of ARC III, New York City Special Limited Partnership, New York City Advisors, Mr. Schorsch, Mr. Weil may acquire direct beneficial ownership of shares of Class A Common Stock while such Reporting Person’s Charter Ownership Limit Waiver Agreement remains in effect. Copies of the Charter Ownership Limit Waiver Agreements granted to the Reporting Persons are attached hereto as Exhibits 99.3 to 99.9, respectively.

CUSIP No. 649439205	SCHEDULE 13D	Page 15 of 21

Bellevue intends to continue acquiring shares of Class A Common Stock in the public markets pursuant to the Bellevue 10b5-1 Plan. New York City Advisors intends to continue acquiring shares of Class A Common Stock from the Issuer pursuant to the Side Letter, as described above. AR Global, ARC III, New York City Special Limited Partnership, Mr. Schorsch and Mr. Weil do not intend to directly acquire shares of Class A Common Stock during the term each such Reporting Person’s Charter Ownership Limit Waiver Agreement, as each has agreed not to do so under the Charter Ownership Limited Waiver Agreements.

Each of the Reporting Persons acquired the shares of Class A Common Stock for investment purposes. The Reporting Persons routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Class A Common Stock, the Issuer’s operations, assets, prospects and business development, the Issuer’s management, Issuer-related competitive and strategic matters and general economic, financial market and industry conditions, as well as other investment considerations. Following the term of each Reporting Person’s Charter Ownership Limit Waiver Agreement, the Reporting Persons may in the future acquire shares of Class A Common Stock in the public markets, in privately negotiated transactions or otherwise and may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Other than as described herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Based on the most recent information available, the aggregate number and percentage of shares of Class A Common Stock that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 13,328,302 outstanding shares of Class A Common Stock as of February 4, 2022.

In its capacity as sole member and controlling person of New York City Advisors, New York City Special Limited Partnership may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Class A Common Stock held by New York City Advisors. In its capacity as sole member and controlling person of New York Special Limited Partnership, ARC III may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Class A Common Stock held by New York City Special Limited Partnership. In its capacity as sole member and controlling person of ARC III, AR Global may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Class A Common Stock held by ARC III. In its capacity as sole member and controlling person of AR Global, Bellevue

CUSIP No. 649439205	SCHEDULE 13D	Page 16 of 21

Capital Partners may be deemed to have beneficial ownership of the securities beneficially owned by AR Global and New York City Advisors. In his capacity as the sole managing member of Bellevue Capital Partners, Mr. Schorsch may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Class A Common Stock held by Bellevue Capital Partners. Each of Bellevue Capital Partners, AR Global, ARC III, New York City Special Limited Partnership, New York City Advisors and Mr. Schorsch disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein. In addition, Mr. Schorsch directly beneficially owns 119,904 shares of Class A Common Stock.

Mr. Weil directly beneficially owns 12,210 shares of Class A Common Stock. In addition, Mr. Weil holds a non-controlling equity interest in Bellevue Capital Partners. Mr. Weil does not have direct or indirect voting or investment power over any shares that Bellevue Capital Partners, AR Global, ARC III, New York City Special Limited Partnership or New York City Advisors beneficially own and disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Weil declares that filing this Schedule 13D shall not be construed as an admission that he is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities described in this Schedule 13D as being held by Bellevue Capital Partners, AR Global, ARC III, New York City Special Limited Partnership or New York City Advisors.

Except as described above, executive officers of Bellevue Capital Partners, AR Global and New York City Advisors listed in Schedules I, II and III respectively hereto do not beneficially own shares of Class A Common Stock.

(c) Except as described in Item 3 and Item 4, the Reporting Persons have not engaged in any transactions in the Class A Common Stock during the 60 days prior to the obligation to file this Schedule 13D. To the best knowledge of the Reporting Persons, there have been no transactions by any executive officer of Bellevue Capital Partners, AR Global or New York City Advisors listed in Schedules I, II and III respectively hereto in the shares of Class A Common Stock during the past 60 days, except as follows:

(d) To the best knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Class A Common Stock held by the Reporting Persons other than each of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set out in Item 3 and Item 4 of this Schedule 13D are hereby incorporated herein by reference.

CUSIP No. 649439205	SCHEDULE 13D	Page 17 of 21

Advisory Agreement

The Issuer pays New York City Advisors a base asset management fee on the first business day of each month equal to (x) $0.5 million plus (y) a variable amount equal to (a) 1.25% of the equity proceeds received after November 16, 2018, divided by (b) 12. The base asset management fee is payable in cash, shares of Common Stock, units of limited partnership interest in the Operating Partnership or a combination thereof, at New York City Advisors’ election. The Advisory Agreement also entitles New York City Advisors to an incentive variable management fee. The variable management fee is payable quarterly in arrears in cash, shares of Common Stock, units of limited partnership interest in the Operating Partnership or a combination thereof, at the New York City Advisors’ election. The information set out in Item 3 of this Schedule 13D relating to the Side Letter to the Advisory Agreement is hereby incorporated herein by reference. The Advisory Agreement is attached hereto as Exhibit 99.12.

Multi-Year Outperformance Award

On the Listing Date, the Issuer, the Operating Partnership and New York City Advisors entered into a multi-year outperformance agreement (the “OPP”) pursuant to which a performance-based equity award was granted to New York City Advisors in the form of units of limited partnership of the Operating Partnership (“LTIP Units”). The award was based on the recommendation of the Issuer’s compensation consultant, FTI Consulting, Inc. (“FTI”), and approved by the Issuer’s independent directors. The award initially issued under the OPP, a single Master LTIP Unit, was converted automatically on September 30, 2020 into 4,012,841 LTIP Units, based on the closing price of one share of Class A Common Stock over 10 consecutive trading days immediately prior to the conversion date. This amount of LTIP Units represents the maximum number of LTIP Units that could be earned by New York City Advisors during a performance period commencing on August 18, 2020 and ending on the earliest of (i) August 18, 2023, (ii) the effective date of any Change of Control (as defined in the OPP) and (iii) the effective date of any termination of New York City Advisors’ service as advisor of the Issuer. The eligibility to earn the LTIP Units as of the last day of the relevant performance period will depend on, (i) with respect to half of the LTIP Units, the achievement by the Issuer of certain thresholds of total stockholder return measured on an absolute basis for the performance period, and (ii) with respect to half of the LTIP Units, the achievement by the Issuer of certain thresholds of the amount by which the Issuer’s total stockholder return measured on an absolute basis exceeds the average total stock return for a certain peer group, in each case for the performance period.

New York City Advisors is entitled to distributions on the LTIP Units equal to 10% of certain distributions made per Class A Unit until the LTIP Units are earned. Distributions paid with respect to an LTIP Unit are not subject to forfeiture, even if the LTIP Unit is ultimately forfeited. After an LTIP Unit is earned, the holder will be entitled to a priority catch-up distribution per earned LTIP Unit equal to the aggregate distributions paid on a Class A Unit during the performance period, less the aggregate distributions paid on the LTIP Unit during the performance period. As of the last day of the performance period, the earned LTIP Units will become entitled to receive the same distributions as are paid on Class A Units. Additionally, in certain circumstances, New York City Advisors is entitled to convert earned and vested LTIP

CUSIP No. 649439205	SCHEDULE 13D	Page 18 of 21

Units into Class A Units, which may, in turn, be redeemed on a one-for-one basis for, at the Issuer’s election, a share of Class A Common Stock or the cash equivalent thereof. The LTIP Units (and the Class A Units into which they may be converted) are subject to certain restrictions on transfer. The OPP is attached hereto as Exhibit 99.13.

Listing Note

Pursuant to the Limited Partnership Agreement, in the event the Issuer’s shares of Common Stock were listed on a national exchange, the Operating Partnership was obliged to distribute to New York City Special Limited Partnership a promissory note in an aggregate amount equal to 15.0% of the difference (to the extent the result is a positive number) between: (1) the sum of (i) (A) the average closing price of the shares of Class A Common Stock over the Measurement Period (as defined below) multiplied by the number of shares of common stock issued and outstanding as of the Listing Date, plus (B) the sum of all distributions or dividends (from any source) paid by the Issuer to its stockholders prior to the Listing Date; and (ii) (X) the aggregate purchase price (without deduction for organization and offering expenses or any other underwriting discount, commissions or offering expenses) of the initial public offering of the Issuer’s Common Stock, plus (Y) the total amount of cash that, if distributed to the stockholders who purchased shares of the Issuer’s common stock in the initial public offering, would have provided those stockholders with a 6.0% cumulative, non-compounded, pre-tax annual return on the aggregate purchase price of shares sold in the initial public offering through the listing, minus any distributions of net sales proceeds made to New York City Limited Partnership prior to the end of the Measurement Period (as defined below).

Effective on the Listing Date, the Operating Partnership entered into a listing note agreement with respect to this obligation (the “Listing Note”) with New York City Special Limited Partnership. The Listing Note evidences the Operating Partnership’s obligation to distribute to New York City Special Limited Partnership the Listing Amount, which will be calculated based on the market value of the Class A Common Stock. New York City Special Limited Partnership has the right to receive distributions determined by the Issuer to be net sales proceeds until the Listing Note is paid in full. New York City Special Limited Partnership may, at any time after the amount of distributions payable pursuant to the Listing Note is determined, exchange its entire special limited partnership interest in the Operating Partnership for Class A Units that have a value equal to the amount of distributions the Special Limited Partner would have been entitled to receive. These Class A Units may then be redeemed by New York City Special Limited Partnership on a one-for-one basis for, at the Issuer’s election, shares of Class A Common Stock or the cash equivalent thereof. The Listing Note Agreement is attached hereto as Exhibit 99.14.

Except as described in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 649439205	SCHEDULE 13D	Page 19 of 21

Item 7. Material to Be Filed as Exhibits.

Exhibit	Name
99.1	Joint Filing Agreement by and among certain of the Reporting Persons, dated as of February 11, 2022.*
99.2	Power of Attorney, dated as of February 11, 2022.*
99.3	Charter Ownership Limit Waiver Agreement, dated as of February 4, 2022, between New York City REIT, Inc. and Bellevue Capital Partners, LLC. *
99.4	Charter Ownership Limit Waiver Agreement, dated as of February 4, 2022, between New York City REIT, Inc. and AR Global Investments, LLC.*
99.5	Charter Ownership Limit Waiver Agreement, dated as of February 4, 2022, between New York City REIT, Inc. and American Realty Capital III, LLC. *
99.6	Charter Ownership Limit Waiver Agreement, dated as of February 4, 2022, between New York City REIT, Inc. and New York City Special Limited Partnership, LLC.*
99.7	Charter Ownership Limit Waiver Agreement, dated as of February 4, 2022, between New York City REIT, Inc. and New York City Advisors, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by New York City REIT, Inc. on February 4, 2022).
99.8	Charter Ownership Limit Waiver Agreement, dated as of February 4, 2022, between New York City REIT, Inc. and Edward M. Weil, Jr. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by New York City REIT, Inc. on February 4, 2022).
99.9	Charter Ownership Limit Waiver Agreement, dated as of February 4, 2022, between New York City REIT, Inc. and Nicholas S. Schorsch.*
99.10	Rights Plan Waiver Agreement, dated as of February 4, 2022, among New York City REIT, Inc., Bellevue Capital Partners, LLC and New York City Advisors, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by New York City REIT, Inc. on February 4, 2022).
99.11	Side Letter, dated February 4, 2022, to the Second Amended and Restated Advisory Agreement, dated as of November 16, 2018, among New York City REIT, Inc., New York City Operating Partnership, L.P., and New York City Advisors, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New York City REIT, Inc. on February 4, 2022).
99.12	Second Amended and Restated Advisory Agreement, dated as of November 16, 2018, by and among American Realty Capital New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by New York City REIT, Inc. on March 3, 2022).
99.13	Advisor Multi-Year Outperformance Award Agreement, dated as of August 18, 2020, among New York City REIT, Inc., New York City Operating Partnership, L.P. and New York City Advisors, LLC (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by New York City REIT, Inc. on March 3, 2022).
99.14	Listing Note Agreement, dated as of August 18, 2020, between New York City Operating Partnership, L.P. and New York City Special Limited Partnership, LLC (incorporated by reference to Exhibit 10.23 to the Annual Report on Form 10-K filed by New York City REIT, Inc. on March 3, 2022).

* Filed herewith

CUSIP No. 649439205	SCHEDULE 13D	Page 20 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

BELLEVUE CAPITAL PARTNERS, LLC

By:	/s/Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: February 11, 2022

AR GLOBAL INVESTMENTS, LLC

By:	/s/Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: February 11, 2022

AMERICAN REALTY CAPITAL III, LLC

By:	AR GLOBAL INVESTMENTS, LLC, its sole member

By:	/s/Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

Dated: February 11, 2022

NEW YORK CITY SPECIAL LIMITED PARTNERSHIP, LLC

By:	AMERICAN REALTY CAPITAL III, LLC, its sole member

By:	AR GLOBAL INVESTMENTS, LLC, its sole member

By:	/s/Michael R. Anderson
Name: Michael R. Anderson Title: General Counsel

CUSIP No. 649439205	SCHEDULE 13D	Page 21 of 21

Dated: February 11, 2022

NEW YORK CITY ADVISORS, LLC

By:	/s/Edward M. Weil, Jr.
Name: Edward M. Weil, Jr. Title: Chief Executive Officer

Dated: February 11, 2022

NICHOLAS S. SCHORSCH

By:	/s/Nicholas S. Schorsch
Name: Nicholas S. Schorsch

Dated: February 11, 2022

EDWARD M. WEIL, JR.

By:	/s/Edward M. Weil, Jr.
Name: Edward M. Weil, Jr.

SCHEDULE I

EXECUTIVE OFFICERS OF
BELLEVUE CAPITAL PARTNERS, LLC

The following is a list of the executive officers of Bellevue Capital Partners, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Marnikovic	Chief Financial Officer	USA
Nicholas Schorsch Jr.	Chief Operating Officer	USA
Michael R. Anderson	General Counsel	USA

SCHEDULE II

EXECUTIVE OFFICERS OF
AR GLOBAL INVESTMENTS, LLC

The following is a list of the executive officers of AR Global Investments, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Edward M. Weil, Jr.	Chief Executive Officer	USA
Joseph Marnikovic	Chief Financial Officer	USA
Nicholas Schorsch Jr.	Chief Operating Officer	USA
Michael R. Anderson	General Counsel	USA

SCHEDULE III

EXECUTIVE OFFICERS OF
NEW YORK CITY ADVISORS, LLC

The following is a list of the executive officers of New York City Advisors, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Edward M. Weil, Jr.	Chief Executive Officer, President and Secretary	USA
Christopher Masterson	Chief Financial Officer, Treasurer	USA